03011351

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 47328

RECEIVED FEB 27 2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fidelity International Securities Inc

dba Constitution Capital Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

830 Post Road East
(No. and Street)

Westport (City) Connecticut (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony J. Bavedas, Jr. (203) 222-3334
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

PROCESSED MAR 12 2003 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Anthony J. Bavedas, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Constitution Capital Corp., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Subscribed and sworn to before me
this 26th day of February, 2003

Notary Public

Ann L. Fitzherbert
My Commission Expires October 31, 2005

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSTITUTION CAPITAL CORP.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

CONSTITUTION CAPITAL CORP.

CONTENTS

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-7

Supplementary Information

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 8

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission 9-10

1177 Avenue of the Americas
New York, New York 10036
212-997-0500/Fax 212-730-6892
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Constitution Capital Corp.

We have audited the accompanying statement of financial condition of Constitution Capital Corp. as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Constitution Capital Corp. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 24, 2003

CONSTITUTION CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS		
Cash and cash equivalents	$	132,684
Receivable from clearing broker, including clearing deposit of $100,000		103,360
Securities owned, at market		3,300
Equipment, less accumulated depreciation of $112,529		53,784
Prepaid expenses and other		98,128
	$	391,256
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Securities sold short, at market	$	3,537
Accounts payable and accrued expenses		81,229
Total liabilities		84,766
Commitments and contingencies		
Stockholder's equity		
Common stock, no par value, authorized 1,500 shares, issued and outstanding 200 shares		49,692
Additional paid-in capital		310,000
Accumulated deficit		(53,202)
Total stockholder's equity		306,490
	$	391,256

See accompanying notes to financial statements.

CONSTITUTION CAPITAL CORP.

STATEMENT OF OPERATIONS

Year Ended December 31, 2002

Revenues	
Commissions	$ 438,549
Investment advisory fees	1,081,324
Principal trading gains	1,010,515
Interest and dividends	6,611
	2,536,999
Expenses	
Employee compensation and benefits	1,704,086
Clearing fees	272,378
Communications and data processing	135,994
Occupancy	94,734
Other expenses	344,502
	2,551,694
Net loss	$ (14,695)

See accompanying notes to financial statements.

CONSTITUTION CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit
Balances, beginning of year	200	$ 49,692	$ 310,000	$ (38,507)
Net loss				(14,695)
Balances, end of year	200	$ 49,692	$ 310,000	$ (53,202)

See accompanying notes to financial statements.

CONSTITUTION CAPITAL CORP.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2002

Cash flows from operating activities		
Net loss	$	(14,695)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization		33,351
Changes in operating assets and liabilities:		
Receivable from clearing broker		(3,264)
Securities owned		4,964
Prepaid expenses and other		3,562
Securities sold short		3,537
Accounts payable and accrued expenses		(13,823)
Net cash provided by (used in) operating activities		13,632
Cash flows from investing activities, purchases of equipment		(20,625)
Net decrease in cash and cash equivalents		(6,993)
Cash and cash equivalents, beginning of year		139,677
Cash and cash equivalents, end of year	$	132,684

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Constitution Capital Corp. (the "Company") is the trade name for Fidelity International Securities, Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is also an investment advisor registered with the SEC. The Company's business is primarily comprised of agency commission transactions, principal trading, and investment advisory fees.

Cash and Cash Equivalents

The Company considers a money market account to be a cash equivalent.

Valuation of Securities Owned and Securities Sold Short

The Company values securities owned and securities sold short that are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. Other securities traded in the over the counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

Equipment

Equipment is stated at cost less accumulated depreciation. The Company provides for depreciation on the straight-line method based upon estimated useful lives of 5 to 7 years.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date.

Investment advisory fees are recognized in accordance with the terms of the contract.

Income Taxes

The Company's stockholder has elected to treat the Company as an "S" Corporation. As such, the stockholder is liable for the federal and state tax on corporate income and receives the benefit of corporate loss.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirements

The Company is a member of the NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company's net capital was approximately $148,000, which was approximately $48,000 in excess of its minimum requirement of $100,000.

3. Commitment

The Company is obligated under a lease for office space that expires on August 31, 2005. The lease provides for the Company to pay its pro rata share of the landlord's operating expenses.

The future minimum annual lease payments are as follows:

Year ending December 31,		
2003	$	90,600
2004		90,600
2005		60,400
	$	241,600

Rent expense was approximately $95,000 for the year ended December 31, 2002.

4. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Off-balance-sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

In addition, included in receivable from clearing broker is a $100,000 deposit pursuant to this clearance agreement.

CONSTITUTION CAPITAL CORP.

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

Stockholder's equity		$ 306,490
Less nonallowable assets		
Securities owned, at market		3,300
Equipment, net		53,784
Prepaid expenses and other		98,128
		155,212
Net capital before haircuts		151,278
Haircuts		2,972
Net capital		$ 148,306
Aggregate indebtedness		$ 81,229
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 5,418
Minimum net capital required (under SEC Rule 15c3-1)		$ 100,000
Excess net capital		$ 48,306
Percentage of aggregate indebtedness to net capital	$ 81,229 / $ 148,306	55%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2002.

1177 Avenue of the Americas
New York, New York 10036
212-997-0500/Fax 212-730-6892
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Constitution Capital Corp.

In planning and performing our audit of the financial statements and supplemental schedule of Constitution Capital Corp. (the "Company") as of and for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Constitution Capital Corp. to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 24, 2003